January 31, 2017	News Release 17–02

SILVER STANDARD TO ANNOUNCE FOURTH QUARTER AND YEAR-END 2016 CONSOLIDATED FINANCIAL RESULTS FEBRUARY 23, 2017
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) announces the dates for the fourth quarter and year-end 2016 consolidated financial results news release and conference call. Investors, media and the public are invited to listen to the conference call.

▪	News release containing fourth quarter and year-end 2016 consolidated financial results: Thursday, February 23, 2017, after markets close.

▪	Conference call and webcast: Friday, February 24, 2017, at 11:00 a.m. EST.
Toll-free in U.S. and Canada:     +1 (800) 319-4610
All other callers:         +1 (416) 915-3239
Webcast:        ir.silverstandard.com

▪	The conference call will be archived and available at ir.silverstandard.com. Audio replay will be available for two weeks by calling:
Toll-free in U.S. and Canada:     +1 (855) 669-9658, replay code 1093
All other callers:     +1 (412) 317-0088, replay code 1093

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. Toll Free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-mail: invest@silverstandard.com

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